Exhibit 99.177

For Immediate Release	August 16, 2021

The Valens Company Enhances Testing Capabilities to Prepare for International Industry Market Expansion

Upgrades leading-edge research and testing facility – Valens Labs – to satisfy various additional international testing requirements

Kelowna, B.C., August 16, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company,” “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, today announced that it continues to prepare for international industry growth with upgrades to its leading-edge research and ISO/IEC 17025:2017 accredited testing facility, Valens Labs.

Valens Labs’ testing capabilities have been enhanced to now further satisfy various additional international testing requirements for finished cannabis goods to support existing and future customers looking to expand their export capabilities. The enhanced validation methods that Valens Labs now offers are in preparation for changes in certain international analytics and testing requirements. These testing methods, which have previously been validated in all five tests required by Health Canada*, have been increased and are expected to be compliant for international standards in many emerging markets. Valens Labs is also CALA Certified, which is an internationally recognized leader in providing the highest-quality accreditation of laboratories.

Valens’ third-party testing services now allows for the testing of more than 300 pesticides, making it the only cannabis testing lab in Canada with the capabilities to test this magnitude of containments at commercial capacity. This upgrade was made in anticipation of attracting more global business as testing standards evolve. The current Health Canada requirement mandates testing for 96 pesticides, however, testing beyond national requirements will further help customers achieve supreme sampling validation to ensure quality and safety. The testing capabilities upgrades will also continue to allow Valens to test and examine for terpenes, cannabinoid profiles, and microbials, and additional heavy metals such as zinc, nickel, and palladium.

“Our vision is to become a hub for international cannabis distribution and a launching pad for CPG companies who are ready to enter the market,” said Tyler Robson, Chief Executive Officer, Co-Founder and Chair of The Valens Company. “Valens’ fully validated ISO/IEC 17025:2017 accredited lab, one of the first in the Canadian cannabis industry, will expand our international export capabilities and contribute to the adoption of cannabis and cannabis products at an international level.”

Robson continued, “We expect the regulatory standards for food and natural health products to require stricter and more demanding testing standards. As a result, Valens is preparing for the future by enabling worldwide manufacturing, distribution and exportation capabilities of the very best cannabis products.”

These upgraded testing services will be available for Valens’ broad customer base, which include Licensed Producers, individual producers, medicinal cannabis clients, and the natural wellness products industry.

For more information on Valens Labs’ third-party testing services and pricing, please contact 1 888.470.2469 or info@valenslabs.ca.

At Valens, it’s Personal.

*The Cannabis Act requires all cannabis products to undergo mandatory testing for cannabinoids, heavy metals (arsenic, lead, cadmium, mercury), microbial contaminants, pesticides (96 in total), and mycotoxins.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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About The Valens Company

The Valens Company is a leading manufacturer of cannabis products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services, in addition to best-in-class product development, manufacturing, and commercialization of cannabis consumer packaged goods. The Valens Company’s high-quality products are formulated for the medical, health and wellness, and recreational consumer segments, and are offered across all cannabis product categories with a focus on quality and innovation. The Company also manufactures, distributes, and sells a wide range of CBD products in the United States through its subsidiary Green Roads, and distributes medicinal cannabis products to Australia through its subsidiary Valens Australia. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through Valens Labs, the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company at http://www.thevalenscompany.com.

For further information, please contact:

Jeff Fallows

The Valens Company

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, future outcomes of transactions, economic conditions, and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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The risks and uncertainties that may affect forward-looking statements include, among others, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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